Exhibit 99.1

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH ADS - TEC Energy Power … Everywhere Our mission is to deliver distributed, high - capacity power for the All - Electric World

Global Senior Leadership: With Industry Specific Expertise



Thomas Speidel
Chief Executive Officer & Founder

25+ yrs experience

BVES German Association Energy Storage Systems



Robert Vogt
Chief Financial Officer ADS-TEC Energy GmbH

14 yrs experience

BOSCH



Thorsten Ochs
Chief Technology Officer

20+ yrs experience

BOSCH SEEO



Hakan Konyar
Chief Production Officer

24 yrs experience

BOSCH



Gowton Achaibar
President & CEO, Americas

30 yrs experience

ERICSSON DELL Technologies



John Neville
Chief Sales Officer

30+ yrs experience

verizon ERICSSON terremark ADTRAN



John Tuccillo
Global Corporate and Government Affairs

25+ yrs experience

Schneider Electric APC GTECH the green grid

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH We Are Not an EV Charging Company Though We Provide Unmatched Technology, Hardware, Software and Services for Charging Companies and Automotive OEMs, Dealers and Fleets

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH We Do Not Sell Electricity; We are not going to be a utility company Though We Provide the Missing Technology Link That Makes Renewable Energy Practical, Useable and Safe anywhere the electric grid can’t provide needed power

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH We Are the technology and service company enabling the transition to a CO2 neutral world… for Automotive, Utilities, Municipalities, Commercial Industrial and many other decentralised applications managed and operated by our customers and partners

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH SOURCE: ConEdison Hosting Capacity Web Application. GRAPHIC: EV Charging Project, Seknion, Inc., in collaboration with Yale U niv ersity

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH ads - tec Energy GmbH © 2022 7 EV are at the beginning of an exponential market introduction The Need for Power: The Need for Speed

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH ads - tec Energy GmbH © 2022 8 ADS - TEC ChargeBox • Car requests up to 190 kW • Electricity can be drawn in parallel from the grid with 100 kW while charging the car Charging a car with 190 kW at a 100 kW grid and a battery buffered ChargeBox Power diagram Principle illustration / functional explanation

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH ads - tec Energy GmbH © 2022 9 Charging a car with 190 kW at a 100 kW grid and a battery buffered ChargeBox Energy and SOC diagram ADS - TEC ChargeBox • Car requests up to 190 kW • Electricity can be drawn in parallel from the grid with 100 kW while charging the car Principle illustration / functional explanation

Charging a car with 190 kW at a 50 kW grid and a battery buffered ChargeBox

Energy and SOC diagram



~34KWh boost
~= 45 Min. charging
time saved @50KW
~ 25KWh @ 50KW
~ 5,3KWh
< @50KW
~ 34+25 = 59KWh in 28 Min.
Instead of just 25KWh in 28 Min.
-> 58% more SOC by boosting
Energy KWh per 2 Minutes
SOC / Capacity %
Minutes
6,00
5,00
4,00
3,00
2,00
1,00
0,00
-1,00
-2,00
-3,00
100,00%
80,00%
60,00%
40,00%
20,00%
0,00%
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90
Energy requested by the CAR [KWh / 2 Minutes]
Energy GRID + internal battery to CAR [KWh / 2 Minutes]
SOC internal battery [%]
Energy from Grid [KWh / 2 Minutes]
Energy from / to internal battery [KWh / 2 Minutes]

ADS-TEC ChargeBox

- Car requests up to 190 kW
- Electricity can be drawn in parallel from the grid with 50 kW while charging the car

Principle illustration / functional explanation

ads-tec Energy GmbH © 2022

2022 © by ads-tec Energy GmbH

10

ChargeBox: Better Value Proposition vs Standard DC Chargers with Grid Upgrade

In an illustrative implementation, reduced installation costs and minimal peak demand charges, often results in lower Total Cost of Ownership for battery-buffered chargers in comparison to grid expansion

	ADS-tec ChargeBox DC fast charger (2 x 140KW) (4)	Non–battery based DC fast charger (2 x 150KW)
Overview of Installed Cost		
Survey, Permitting, Utility, Site Prep	$ 8,120	$ 44,317
Equipment, Construction, Installation	$ 35,424	$ 79,984
Site Restoration & Commissioning	$ 14,128	$ 36,544
Installation Cost	$ 57,672	$ 160,845
Charger cost[(1)]	$ 200,000	$ 120,000
Switchgear Cost	$ 0	$ 35,000
Total Installed Cost	$ 257,672	$ 315,845
Total Cost of Ownership		
Maintenance & Insurance[(2)]	$ 8,000	$ 4,800
Cost of Electricity[(3)]	$ 73,584	$ 73,584
Peak Demand Charges[(3)]	$ 0	$ 54,000
Ongoing Annual Cost	$ 81,584	$ 132,384
Total Cost of Ownership (10 Yrs)	$ 1,073,512	$ 1,604,685
Permitting and installation time		
New utility service	-	2-6 months
Construction	2-3 weeks	5 weeks

- *Greater utility and permitting costs*
- *Increased number of conduits, larger trenches*
- *More engineering and custom rebar cages*

Cost savings of ~ 18%

- *Charger cost reflective of bulk pricing from OEM*
- *CBX requires less (if any) switchgear cost*

~30% Lower TCO

- *No peak demand charges with ADS-tec battery buffer technology; utilization assumed at 20%*

Source: SAI - Typical system installation in the US based on their analysis
(1) Illustrative pricing
(2) 3% Maintenance; 1% Insurance
(3) $0.14 per kWh electricity cost, $15 per kW demand charge; National Renewable Energy Laboratory, utility published rates
(4) 50kW input power

adstec Energy

11

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH Are you ready for what’s next ? ChargePost

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH 2020 © ads - tec Energy GmbH 14.03.2022 ADS - Tec Business Value - Expands the Offer Portfolio - More Than 50 Units Booked - Deliveries commence in H2 2022 Technical Customer Value - Semi - mobile, No site construction work necessary - Additional customer revenue streams with advertisement - Up to two charging outlets CCS2 (CCS1 for US version) - Directly connected to power limited, low voltage grid - High DC - Charging - Power 1 x 300KW, 2 x 150KW - Up to ~200KWh nominal battery capacity Delivering on Our Commitment

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH page 14 03.10.22 Robert Vogt – CFO, ads - tec Energy GmbH Financial Update • 2021 revenue expected at EUR 32 M, EUR 4M short of EUR 36M projection due to a shipment logistics issue which delayed revenue recognition into 2022. • Current Order Backlog greater than EUR 60M supporting increased revenue outlook for 2022 • Revenue for HY1.2022 forecasted below HY1.2021 due to known and managed supply chain issues • Backlog, Pipeline, and Booking Forecast project 2022 annual revenue to be significantly greater than previous forecast of EUR 71M. • However, the future development of global supply chain constraints and the war in Europe create uncertainty in projected revenue. At this time we believe EUR 71M or modestly greater can be achieved. 36 71 0 20 40 60 80 2021E 2022E Revenue Prospectus M EUR *FX - Rate at prospectus 1,2055 EUR/USD (44M USD) (85M USD)

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH • US Management Team being recruited and onboarded • Eleven states requested for factory site proposal by mid - March with final decision within Q2 22 • Developing a Services Business model to complement the product portfolio: • Deployment Services (pre - construction, construction, installation and commissioning), • Support Services (field maintenance, remote monitoring and support) • Onboarding Services partners • Multiple customers and reseller discussions ongoing page 15 03.10.22 Gowton Achaibar – President and CEO, Americas U.S. Business Update

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH • Accelerating Disciplined Brand and Marketing Communications • Developing Professional Government Affairs Function • Product Communication • Investor Relations Communications • Highly Targeted Promotions, Events, Social & Viral Marketing • Advertising, Promotion, Digital Marketing, Event Leadership John Tuccillo – Global Corporate and Government Affairs Plans in place to surround our Customers, Prospects, Significant Influencers with Credible, Targeted Messages

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH page 17 3/14/2022 Key Segments Rapidly building product validation across geographies Oil & Gas Retail CPO Dense Urban North America UK Europe Automotive Hospitality Grid Friendly Environmental Impact Convenience Charging Optimize Energy Cost Customer Acquisition / Retention Minimize Grid Upgrades CO 2 Reduction Less Time to Charge Peak Demand Charge Savings New EV Driver Segment

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH page 18 3/14/2022 North America Update Phase 1: Pilot Phase 1H2022 – Private Public Partnership Retail: Convenience Fueling (1) Miami - Dade 20 Sites • 20 Sites, starting in Miami • Spring Deployment Public Sites / County (7) Hospitality / Hotels (2) Auto Dealership (4) Retail: Bank (3) Retail: Mall & Big Box (3) Partnership with Smart City Capital:

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH page 19 3/14/2022 North America Update Phase 2: Post Pilot Rollout Multistate 180 Sites Q2 Delivery Q3 Implementation Public Sites / County (50) Hospitality / Hotels (50) Auto Dealership (10) Retail: Bank (10) Retail: Mall & Big Box (50) REIT with >1,000 sites Bank with >2,000 branches Partnership with GenZ Alternative to traditional gas stations, CPO networks Municipal fleets and public charging infrastructure REIT with >1,000 sites Leverage success of pilot to scale across states through PPPs and directly through partners

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH page 20 3/14/2022 Europe / UK Update Continuing to expand regional focus with strategic partners Fleet / Logistics Europe & UK Oil & Gas Dense Urban Area / CPO Regional CPO in Germany, sustainability focused Multinational utility companies in Spain and Germany, combined with local providers • Pilot for top 10 global oil & gas company • Deployment in tier 2 stations across Benelux Utility • Leveraging ADS’ ChargeBox and energy storage solutions to build sustainable infrastructure “as - a - Service” platform in Nordics • Depot and en - route for a public bus fleet in Luxembourg

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH page 21 03.10.22 Cary Segall – Head of Investor Relations In summary This has been our first investor day to inform you: • As of March, we have a backlog of more than 80% of 2022 projected revenue • ADS - TEC (Nasdaq: ADSE) trading in the $8 - $9 range with a market cap of ~$400mm • Charging companies are trading on average at a factor of 35… ADS - TEC is trading at a factor of 9 • Clearly, ADS - TEC has created a lot of hidden value which is not represented by our stock price • Three analyst already have a strong buy rating on the stock

Mitarbeiterkürzel 2022 © by ads - tec Energy GmbH Invest in the electrified future on the NASDAQ with ADSE